Exhibit 2
COMMTOUCH SOFTWARE LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on January 29th , 2014

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Wednesday, January 29, 2014 at 12:00 noon Eastern Time, and thereafter as it may be adjourned from time to time, at the offices of the Company’s subsidiary Commtouch Inc., located at 7925 Jones Branch Drive, Suite 5250, McLean, VA 22102 (telephone number (703) 760-3320) (the “Meeting”), for the following purposes:

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000.

1.
TO VOTE ON THE PROPOSAL TO APPROVE a change of the Company's name to CYREN Ltd. or such similar name containing the name “CYREN” as determined by the Company's management and approved by the Israeli Registrar of Companies, and approve the applicable amendments to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Special Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with his or her respective discretionary authority and best judgment.

The vote required to approve the resolution to be presented is set forth in the accompanying Proxy Statement.

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Meeting, any two shareholders who attend the adjourned Meeting in person or by proxy will constitute a quorum.

Shareholders of record at the close of business in New York, NY, USA on January 10, 2014 will be entitled to vote at the Meeting or any postponements or adjournments thereof. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings) - 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the aforementioned proxy.

All shareholders are cordially invited to attend the Meeting in person. Any shareholder attending the Meeting may vote in person even if such shareholder previously signed and returned a proxy.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ENSURE REPRESENTATION OF YOUR SHARES COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE.

By Order of the Board of Directors, LIOR SAMUELSON Chairman of the Board

Herzliya, Israel

January 7, 2014

PROXY STATEMENT

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
SPECIAL MEETING OF SHAREHOLDERS
January 29, 2014

        The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Special Meeting of Shareholders to be held on Wednesday, January 29, 2014 at 12:00 noon  Eastern Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. The Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 7925 Jones Branch Drive, Suite 5250, McLean, VA 22102. The telephone number at that address is (703) 760-3320. The Company’s offices are located at 1 Sapir Road, 5th Floor, Beit Ampa, Herzliya, 46140, Israel. The telephone number at that address is 011-972-9-863-6888.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

        Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business in New York, NY, USA on January 10, 2014 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

Revocability of Proxies

        Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

         Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Meeting, any two shareholders who attend the adjourned Meeting in person or by proxy will constitute a quorum. Each Share shall grant the holder thereof the right to one vote.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile, email or other method. We will not pay any additional compensation for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

Copies of the Notice of the Meeting, the Proxy Card and this Proxy Statement are available on the Company’s website at www.commtouch.com, under the Investor Relations tab (click on the “Investor relations documents” link), as well as on the SEC’s website at http://www.sec.gov, the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange, or TASE, may either vote their shares in person at the Meeting by presenting as proof of ownership of the shares a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings) - 2000, or send such certificate along with a duly executed proxy to the Secretary of the Company, at either of the addresses set forth herein.

IF NO SPECIFIC INSTRUCTIONS ARE GIVEN WITH RESPECT TO THE MATTERS TO BE ACTED UPON, THE SHARES REPRESENTED BY A SIGNED PROXY WILL BE VOTED FOR THE PROPOSALS RECOMMENDED BY OUR BOARD OF DIRECTORS AS SET FORTH IN THE ACCOMPANYING NOTICE OF SPECIAL MEETING OF SHAREHOLDERS.

We are not aware of any other matters to be presented at the Meeting. If any other matters are presented at the Meeting, the persons named in the attached form of proxy shall vote all shares represented by all executed proxies in their best judgment.

According to the Israel Companies Law – 1999, Proposal 1 requires a special majority of the affirmative vote of shareholders present in person or by proxy and holding Shares amounting in the aggregate to at least seventy five percent (75%) of the votes cast with respect to the proposal (abstentions are excluded from the total of votes cast).

PROPOSAL ONE

APPROVE A CHANGE OF THE COMPANY'S NAME TO CYREN OR SUCH SIMILAR
NAME CONTAINING THE NAME 'CYREN' AS DETERMINED BY THE COMPANY'S
MANAGEMENT AND APPROVED BY THE ISRAELI REGISTRAR OF COMPANIES,
AND APPROVE THE APPLICABLE AMENDMENT TO THE COMPANY'S
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION TO REFLECT
SUCH NAME CHANGE

Our Board of Directors and management decided to rebrand the company, including a name change to reflect the significant evolution of the company.  The new name and brand signal to the marketplace our intent to be the global leader in information security solutions for protecting web, email, and mobile transactions.  We will achieve this goal by continuously innovating our cloud-based threat detection and proactive data analytics to provide businesses of all sizes with comprehensive security solutions. We plan to integrate all of our employees worldwide to become part of one cohesive team under the new name and brand as we transition the combined business towards our future.  As such the Board of Directors is proposing to change the name of the Company to “CYREN Ltd.” or “CYREN Technology Holdings Ltd.” or “CYREN Technology Group Ltd.”, or a similar name containing the name “CYREN” as shall be approved by the Israeli Registrar of Companies.  The Board of Directors and Management believe that such name change is appropriate and in the interests of the Company and its shareholders.

Under Israeli law, the Israeli Registrar of Companies has discretion to determine if a proposed change to the name of a corporation meets the requirements of the law and to approve the name change.  According to the Israel Companies Law -1999, a company cannot change its name to a name: (i) that is already in use or similar to an existing name to such extent as being likely to mislead the public; (ii) that is a registered trademark of goods or services that are used for similar purposes as the requesting company's activities or  similar to an existing trademark to such extent as being likely to mislead the public unless the trademark holder agrees in writing to use of the name; (iii) which the Registrar believes contains elements of fraud or deception; or (iv) which the Registrar believes is liable to harm the public order or the sensitivities of the public.

As a matter of practice, the Israeli Registrar of Companies will generally ask management to provide at least two alternate names in the event that CYREN Ltd. is not approved. Our management is proposing “CYREN Technology Holdings Ltd.” or “CYREN Technology Group Ltd.” or any similar name containing the name “CYREN” as shall be approved by the Israeli Registrar of Companies as the alternative names to CYREN Interactive Ltd.

        The change of the Company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and receipt of a Name Change Certificate.  The name of a corporation is a detail that is required to be part of the Articles of Association of the corporation (and the Memorandum of Association for Israeli corporations which also have such) and therefore, at the time the Name Change Certificate is issued, the Memorandum of Association and Articles of Association of the Company are to be amended to reflect the new name of the Company.

        Our Board of Directors will present the following resolution for adoption at the Meeting:

“RESOLVED, to approve a change of the Company's name to CYREN Ltd. or such similar name containing the name “CYREN” as determined by the Company's management and approved by the Israeli Registrar of Companies, and approve the applicable amendment to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies)”.

        According to the Israel Companies Law – 1999, in light of the fact that the Company was incorporated under the Israel Companies Ordinance [Revised Version] – 1983 and has a Memorandum of Association, the approval of Proposal 1 requires a special majority of the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least seventy five percent (75%) of the votes cast with respect to the proposal (abstentions are excluded from the total of votes cast).

        Our Board of Directors recommends a vote FOR approval of a change of the Company's name to CYREN Ltd. or such similar name containing the name “CYREN” as determined by the Company's management and approved by the Israeli Registrar of Companies, and approving the applicable amendment to the Company's Memorandum of Association and Articles of Association to reflect such name change (the change of the Company’s name will be effective only following the approval and authorization of the Israeli Registrar of Companies).

Management is not aware of any other matters to be presented at the Meeting.  If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.
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               Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Shares represented thereby will be voted as indicated thereon. EXCEPT AS OTHERWISE MENTIONED IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel) – 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il  and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JANUARY 7, 2014. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  JANUARY 7, 2014,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors, /s/ LIOR SAMUELSON LIOR SAMUELSON Date: January 7, 2014